

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 30, 2017

Debra A. Crew
Chief Executive Officer
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

> **Re: Reynolds American Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 18, 2017**
> **File No. 001-32258**

Dear Ms. Crew:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. We note that British American Tobacco p.l.c. has outstanding comments on its Form F-4 registration statement (File No. 333-217939). Please note that all comments on the referenced Form F-4 and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this preliminary proxy statement should be revised to address such comments before you proceed to file a definitive proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflett at (202) 551-3381 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680, David L. Orlic, Office of Mergers and Acquisitions, at (202) 551-3503, or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Randi Lesnick
         Jones Day